UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the plan year ended December 31, 2013

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-6645

A.            Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

B.            Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.

2400 South 44th Street
Manitowoc, WI  54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc.
Retirement Savings Plan

Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

The Manitowoc Company, Inc.
Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc.

Retirement Savings Plan

Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 24, 2014

Appleton, Wisconsin

The Manitowoc Company, Inc.

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets

Investments -Interest in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust, at fair value	$155,056,768	$133,686,395

Receivables:
Employer contributions	354,311	0
Interest	7,793	13,618
Notes receivable from participants	777,781	769,002

Total receivables	1,139,885	782,620

Net assets available for benefits at fair value	156,196,653	134,469,015

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Capital Preservation Fund	(577,453)	(1,155,182)

Net assets available for benefits	$155,619,200	$133,313,833

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012

Investment income - Interest in net appreciation in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$29,591,576	$24,232,811

Interest income on notes receivable from participants	31,247	32,522

Contributions:
Employer	1,444,833	900,496
Participant	2,599,058	2,240,306
Rollover	72,478	792

Total contributions	4,116,369	3,141,594

Deductions:
Benefits paid to participants	10,968,403	7,057,053
Plan administrative expenses	212,596	195,828
Transfers to other plan	252,826	42,240

Total deductions	11,433,825	7,295,121

Net increase in net assets available for benefits	22,305,367	20,111,806
Net assets available for benefits at beginning	133,313,833	113,202,027

Net assets available for benefits at end	$155,619,200	$133,313,833

See accompanying notes to financial statements.

The Manitowoc Company, Inc.
Retirement Savings Plan

Notes to Financial Statements

Note 1                                    Plan Description

The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code (IRC).  The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the “Company”).  Eligible employees include hourly domestic employees who are covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan.  The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Participating companies in the Plan are collectively bargained employees of Manitowoc Cranes, Inc. and Manitowoc FSG Operations, LLC, which are all wholly owned subsidiaries or divisions of the Company and are eligible to participate when they have completed either a probationary period with a participating company or six months, whichever is shorter.  Effective January 1, 2013, participants are automatically enrolled upon hire at a contribution rate of 4% of gross wages, unless they affirmatively elect not to participate in the Plan.

Collectively bargained employees of Lincoln Food Service Products, LLC; Jackson MSC, LLC; Delfield, LLC; and Cleveland Range, LLC are eligible to participate upon date of hire.  Participants are automatically enrolled upon hire at a contribution rate of 3% of gross wages, unless they affirmatively elect not to participate in the Plan.  These employees are eligible for Company contributions after being employed for one year and having worked 1,000 hours of service.

The Manitowoc Company, Inc.
Retirement Savings Plan

Notes to Financial Statements

Note 1                                    Plan Description (Continued)

Contributions

Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution subject to limitations established by the Internal Revenue Service (IRS).  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  The Plan also allows direct rollovers from other qualified plans.  Rollovers are not matched.

Participants that are employed by Manitowoc Cranes, Inc. who are members of the Boilermakers Union - Local No. 443; Office and Professional Employees International Union Local 9 - AFL-CIO; and International Brotherhood of Electrical Workers - Local 158 received matching contributions at the rate of 12.5% of the first 4% of eligible compensation.  Effective January 1, 2013, the match is increased to 25% of the first 4% of eligible compensation.

Participants that are employed by Manitowoc Cranes, Inc. who are members of Local Lodge 516 of the International Association of Machinist and Aerospace Workers Union AFL-CIO received matching contributions at the rate of 25% of the first 4% of eligible compensation.  Effective January 1, 2013, the match is increased to 50%, of the first 4% of eligible compensation.

Participants that were employed by Cleveland Range, LLC and who are members of International Union United Automobile, Aerospace, and Agricultural Implement Workers of America Local 70 receive a safe harbor matching contribution up to 100% of the first 3% and 50% of the next 2% of a participant’s compensation.  They also receive a fixed profit sharing contribution equal to 2% of participant’s eligible compensation and are eligible for Company discretionary profit sharing contributions.  There was no discretionary profit sharing contribution in 2013 or 2012.  The matching contributions, as well as the fixed profit sharing contribution, are subject to a 12-month waiting period.

The Manitowoc Company, Inc.
Retirement Savings Plan

Notes to Financial Statements

Note 1                                    Plan Description (Continued)

Contributions (Continued)

Participants who are employed by Jackson MSC, LLC who are members of United Steelworkers-USW AFL-CIO-CLC, Local 14300 receive matching contributions equal to 50% of the first 3% of eligible compensation.  Participants who are employed by Delfield, LLC and are members of United Steelworkers AFL-CIO-CLC, Local 2-585 receive matching contributions of 50% matching contributions of the first 3% of eligible compensation.  Delfield, LLC employees are also eligible to receive lump-sum company contributions as per the collective bargaining agreement.  The contributions require the employees to be employed as of the last day of the plan year and are based on age and years of service.

Lincoln Food Service Products, LLC and Manitowoc FSG Operations, LLC participant contributions are not matched.

Effective January 1, 2013, all participants in the Plan are eligible for a discretionary profit sharing contribution.  During 2013, the company contributed $354,311 to participants employed by Manitowoc FSG Operations, LLC and Manitowoc Cranes, Inc.  There were no other discretionary profit sharing contributions for any other locations.

Participants’ Accounts

All investments in participants’ accounts are participant-directed.  The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds, and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Manitowoc Company, Inc.
Retirement Savings Plan

Notes to Financial Statements

Note 1                                    Plan Description (Continued)

Vesting

All employee and rollover contributions and related earnings are 100% vested immediately.  Company contributions for Manitowoc Cranes, Inc. and Manitowoc FSG Operations, LLC vest subject to a six-year graded vesting schedule.  Participants covered by collective bargaining agreements with Cleveland Range, LLC; Delfield, LLC; Garland Commercial Industries, Inc.; and Jackson MSC, LLC are 100% vested immediately in the Company’s matching contribution plus actual earnings/losses thereon.  Vesting in the Company’s profit sharing contributions plus actual earnings/losses thereon is based on years of continuous service.  The Company’s profit sharing contributions vest at the rate of 20% per year beginning with the first year, and are 100% vested after five years of service.  Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Notes Receivable From Participants

In the event of financial hardship, as defined by IRS regulations, Manitowoc Cranes, Inc. and Manitowoc FSG Operations, LLC participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their employee and rollover contributions account balance.  The notes are secured by the balance in the participant’s account and bear interest at prime rate plus 1%.  Interest rates on existing notes are 4.25%.  Notes are repaid through payroll deductions over a period not to exceed five years.

Participants covered by collective bargaining agreements with Cleveland Range, LLC; Delfield, LLC; Jackson MSC, LLC; and Lincoln Food Service Products, LLC may borrow from their fund accounts.  Notes may be made to the lesser of $50,000 or one-half of vested interest with a $1,000 minimum.  New note terms cannot exceed five years, except for the purchase of a primary residence.  The notes are secured by the balance in the participant’s account and bear interest at a rate of 1.00% over the prime rate at the date of the loan.  Interest rates on existing loans are 4.25%.  Principal and interest are paid ratably through payroll deductions.

The Manitowoc Company, Inc.
Retirement Savings Plan

Notes to Financial Statements

Note 1                                    Plan Description (Continued)

Payment of Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests.  Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  In addition, hardship distributions out of the participant’s voluntary contributions which were transferred from the former Enodis 401(k) Plan are permitted if certain criteria are met.  The Plan also allows for in-service distributions upon attaining age 59½.  Distributions may be made as soon as administratively feasible.

Forfeitures

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $19,786 and $27,642, respectively.  These accounts will be used to reduce future employer contributions.  During 2013 and 2012, $28,699 and $176,390, respectively, was used to reduce employer contributions.

Transfers To/From Other Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

The Manitowoc Company, Inc.
Retirement Savings Plan

Notes to Financial Statements

Note 2                                    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Manitowoc Company, Inc.
Retirement Savings Plan

Notes to Financial Statements

Note 2                                    Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are commingled with another plan of The Manitowoc Company, Inc. in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and trustee.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded at December 31, 2013 or 2012.  If a participant ceases to make loan payments and the plan administrator deems the participant loan to be in default and the participant has reached a distributable event, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Administrative expenses of the Plan are paid from the assets of the Master Trust.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are either paid directly from the assets of the Master Trust or through revenue sharing and included in administrative expenses.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

The Manitowoc Company, Inc.
Retirement Savings Plan

Notes to Financial Statements

Note 3                                    Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc.  Each participating retirement plan has an undivided interest in the Master Trust.  The assets of the Master Trust are held by BMO Harris Bank, N.A. (“BMO”).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses.  At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust was approximately 23% and 24%, respectively, at contract value.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan.  Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                  Investments in the Master Trust (Continued)

The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31, 2013 and 2012, are as follows:

	2013	2012

American Beacon International Equity Fund	23%	19%
American EuroPacific Fund	22%	21%
Blackrock Equity Dividend Fund	24%	27%
BMO Prime Money Market Fund	24%	25%
Buffalo Small-Cap Fund	16%	20%
Capital Preservation Fund**	29%	30%
Columbia Acorn Fund	*	20%
Columbia Acorn International Fund	23%	23%
Columbia Mid-Cap Value Opt Fund	*	17%
Fidelity ContraFund	24%	23%
Harbor Mid-Cap Growth Fund	13%	12%
Manitowoc Company Aggressive Growth Fund**	19%	21%
Manitowoc Company Conservative Growth Fund**	21%	24%
Manitowoc Company Moderate Growth Fund**	16%	17%
PIMCO Funds Total Return Fund	14%	11%
Ridgeworth Classic Small Cap Value Equity Fund	25%	26%
Manitowoc Company, Inc. Common Stock Fund	33%	32%
Vanguard Balanced Index Fund	20%	19%
Vanguard Institutional Index Fund	17%	16%
Vanguard Mid Cap Index Fund	20%	*
Ridgeworth Classic Mid Cap Value Equity Fund	14%	*

*Fund not held at year-end.

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                    Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31, 2013 and 2012 are as follows:

	2013	2012

Investments with fair value determined by quoted market price:
Common/collective trust funds*	$352,216,374	$307,604,718
Mutual funds	306,607,802	255,547,173
Money market fund	56,120	32,587

Net assets of the Master Trust	658,880,296	563,184,478

Less - Net assets allocated to The Manitowoc Company, Inc. 401(k) Retirement Plan	504,400,981	430,653,265

Net assets allocated to the Plan at contract value	$154,479,315	$132,531,213

*Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

Investment income in the fair value of investments recognized by the Master Trust for the years ended December 31, 2013 and 2012, was allocated as follows:

	2013	2012

Investment income:
Interest and dividends	$5,001,721	$5,567,257
Net appreciation in fair value of investments	115,547,680	85,622,282

Total investment income of the Master Trust	120,549,401	91,189,539

Less - Investment income allocated to The Manitowoc Company, Inc. 401(k) Retirement Plan	90,957,825	66,956,728

Net investment income allocated to the Plan	$29,591,576	$24,232,811

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

The following are the changes in net assets for the Master Trust for years ended December 31, 2013 and 2012:

Net Change in Assets 12/31/2012

Net Appreciation in fair value of investments	$85,622,282
Interest and Dividends	$5,567,257
Net Investment Income	$91,189,539
Net Transfers	(6,729,049)
Increase in assets	84,460,490

Net Asssets
Beginning Year	$478,723,988
End Year	$563,184,478

Net Change in Assets 12/31/2013

Net Appreciation in fair value of investments	$115,547,680
Interest and Dividends	$5,001,721
Net Investment Income	$120,549,401
Net Transfers	(24,853,583)
Increase in assets	95,695,818

Net Asssets
Beginning Year	$563,184,478
End Year	$658,880,296

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                    Investments in the Master Trust (Continued)

During 2013 and 2012, the Master Trust’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

	2013	2012

Common/collective trust funds	$59,178,917	$56,727,624
Mutual funds	56,368,763	28,894,658

Net appreciation	$115,547,680	$85,622,282

Investments that represent 5% or more of the Master Trust’s net assets as of December 31, 2013 and 2012, are as follows:

	2013	2012

Capital Preservation Fund*	$130,985,580	$130,119,050
Fidelity Contrafund	51,711,846	38,993,213

Manitowoc Company Moderate Growth Fund*	67,200,642	54,096,953
PIMCO Funds Total Return Fund	42,094,997	57,909,042
Manitowoc Company, Inc. Common Stock Fund	120,924,724	99,188,460
Vanguard Institutional Index Fund	58,078,111	45,143,146

*Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                    Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1                                Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets.

•                  Quoted prices for identical or similar assets or liabilities in inactive markets.

•                  Inputs other than quoted prices that are observable for the asset or liability.

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                    Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2013 and 2012.

Common/collective trust funds:  Valued at the net asset value (NAV) of units held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.  The Capital Preservation Fund is a common/collective trust which holds a guaranteed investment contract.  The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.  The Manitowoc Company Aggressive Growth Fund, Manitowoc Company Conservative Growth Fund, and Manitowoc Company Moderate Growth Fund each hold units of the Capital Preservation Fund.

Mutual funds:  Valued at the NAV provided by the administrator of the fund.  The NAV is a quoted price in an active market.

Money market fund:  Valued using $1 for the NAV.  The NAV is a quoted price in an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                    Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/collective trust funds:
Growth funds	$0	$100,593,666	$0	$100,593,666
Common Stock fund	0	120,924,724	0	120,924,724
Capital Preservation fund	0	132,807,517	0	132,807,517

Total common/collective trust funds	0	354,325,907	0	354,325,907

Mutual funds:
Allocation fund	12,285,259	0	0	12,285,259
Blended funds	145,243,802	0	0	145,243,802
Bond fund	42,094,997	0	0	42,094,997
Growth funds	81,894,803	0	0	81,894,803
Value funds	25,088,941	0	0	25,088,941

Total mutual funds	306,607,802	0	0	306,607,802

Money market fund	0	56,120	0	56,120

Total assets at fair value	$306,607,802	$354,382,027	$0	$660,989,829

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                    Fair Value Measurements (Continued)

	Fair Value Measurements at December 31, 2012
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/collective trust funds:
Growth funds	$0	$78,727,715	$0	$78,727,715
Common Stock fund	0	99,188,460	0	99,188,460
Capital Preservation fund	0	133,636,716	0	133,636,716

Total common/collective trust funds	0	311,552,891	0	311,552,891

Mutual funds:
Allocation fund	8,433,716	0	0	8,433,716
Blended funds	83,378,823	0	0	83,378,823
Bond fund	57,909,042	0	0	57,909,042
Growth funds	79,708,339	0	0	79,708,339
Value funds	26,117,253	0	0	26,117,253

Total mutual funds	255,547,173	0	0	255,547,173

Money market fund	0	32,587	0	32,587

Total assets at fair value	$255,547,173	$311,585,478	$0	$567,132,651

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 5                                    Net Asset Value Per Share

The following tables set forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2013 and 2012:

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2013
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Company Moderate Growth Fund** (a)	$67,200,642	$0	Daily	Written or telephone notice	1 day

Manitowoc Company, Inc. Common Stock Fund (b)	120,924,724	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	130,985,580	0	Daily	Written or telephone notice	1 day

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2012
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Company Moderate Growth Fund** (a)	$54,096,953	$0	Daily	Written or telephone notice	1 day

Manitowoc Company, Inc. Common Stock Fund (b)	99,188,460	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	130,119,050	0	Daily	Written or telephone notice	1 day

*The fair value of the investment has been estimated using the net asset value of the investment.

**Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 5                                    Net Asset Value Per Share (Continued)

(a)         The strategy of this investment is to diversify investments equally between fixed income and equity securities.  The strategy invests 45% of its assets in fixed income securities and 55% of the assets in equity securities.  The objective of this asset class is balanced between capital appreciation and preservation of principal.  Periodically, this fund will be rebalanced back to its stated Investment Policy objective of 45% fixed income securities and 55% equity securities.

(b)         This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock.  The price of the stock can fluctuate from day to day or month to month, and is designed for individuals who invest for the long term and can tolerate short-term volatility.

(c)          The strategy of this investment is the preservation of capital, as well as to provide a competitive level of income over time with the preservation of capital.  To achieve its investment objectives, the manager will invest primarily in the Fidelity Managed Income Portfolio II (MIP II) Fund.  MIP II will be supplemented with the BMO Prime Money Market Fund (Class Y) to help to provide additional liquidity in order to meet regular withdrawals.

Note 6                                    Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and notes receivable from participants are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, money market fund, and guaranteed investment contracts managed by BMO.  BMO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan pays certain administrative expenses to BMO, as described in Note 2.  Fees paid by the Plan to the trustee directly for administrative expenses amounted to $65,367 and $68,749 for 2013 and 2012, respectively, and fees paid to the trustee through revenue sharing amounted to $115,749 and $90,158 for 2013 and 2012, respectively.  The Plan also pays fees directly to Alpha Investment Consulting Group for investment advisory services in the amount of $8,111 and $8,162 for 2013 and 2012, respectively.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 7                                    Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 8                                    Tax-Exempt Status of the Plan

On September 26, 2013, the IRS declared that the Plan is qualified pursuant to Section 401 of the IRC.  Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 9                                    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$155,619,200	$133,313,833
Deemed distributions on defaulted loans	(42,932)	(55,514)
Pending distributions	(34,322)	(31,002)

Net assets available for benefits per Form 5500	$155,541,946	$133,227,317

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 9                                    Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements at December 31, 2013 and 2012, to Form 5500:

	2013	2012

Net increase in net assets available for benefits per the financial statements	$22,305,367	$20,111,806
Deemed distributions on defaulted loans	12,582	220
Pending distributions	(3,320)	(31,002)

Change in net assets per Form 5500	$22,314,629	$20,081,024

Note 10                             Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 11                             Voluntary Correction Program

The Company filed a Voluntary Correction Program (VCP) submission with the IRS on January 31, 2011, to address the manner in which the Plan’s hardship and in-service distributions were approved for plan participants.  These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status.  As of December 31, 2013, the submission is still outstanding.

Supplemental Schedule

The Manitowoc Company, Inc.

Retirement Savings Plan

Plan’s EIN #39-0448110   Plan #019

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value

Participant Loans*	4.25% notes, maturing through December 2018	$0	$734,849

*Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 30th day of June, 2014.

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

/s/ Glen E. Tellock
Glen E. Tellock Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl J. Laurino Senior Vice President and Chief Financial Officer

/s/ Thomas G. Musial
Thomas G. Musial Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI	X